UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
______________________________
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number 001-14536
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PartnerRe Ltd.

(Translation of registrant’s name into English)
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Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

DOCUMENT FURNISHED AS PART OF THIS FORM 6-K

On September 30, 2016 PartnerRe Ltd. announced that its wholly owned subsidiary, PartnerRe Finance A LLC, has called for the redemption of all $250 million of its outstanding 6.875% Senior Notes due 2018.

Additionally, PartnerRe Ltd. announced that the Company will redeem all of its outstanding 6.50% Series D Cumulative Preferred Shares and 7.25% Series E Cumulative Preferred Shares on November 1, 2016.

The following document, furnished as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Press release – dated September 30, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	September 30, 2016	By:	/s/ Marc Wetherhill
Name: Marc Wetherhill
Title: Chief Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release – dated September 30, 2016